UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                              SPECTRUM PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   84763A108
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                                 (CUSIP Number)

Mitchell D. Kaye, Manager                           with a copy to:
Xmark Asset Management, LLC                         Steven E. Siesser, Esq.
152 West 57th Street                                Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         84763A108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check  if  Disclosure of  Legal Proceedings  Is Required  Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   New York, United States

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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   872,027*
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12. Check if  the  Aggregate  Amount in  Row (11) Excludes  Certain  Shares (See
    Instructions):               Not Applicable

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13. Percent of Class Represented by Amount in Row (11):   6.0%*
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14. Type of Reporting Person (See Instructions):   IA


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* The  reporting  person is Xmark  Asset  Management,  LLC  ("XAM"),  a New York
limited liability company. XAM's interest in the securities reported herein is limited to its pecuniary interest, if any, in Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd")..

Xmark LP is the holder of: (i) 430,975 shares (the "Xmark LP Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Company"); (ii) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 168,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants; and (iii) warrants (the "2004 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 53,666 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants.

Xmark Ltd is the holder of: (i) 441,052 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"); (ii) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 252,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark Ltd Warrant Shares," and together the 2003 Xmark LP Warrant Shares, the "2003 Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants; and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 51,335 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark Ltd Warrant Shares," and together the 2004 Xmark LP Warrant Shares, the "2004 Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants.

The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived.

XAM serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of November 19, 2004 for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 872,027 shares of Common Stock, or 6.0% of the Common Stock deemed issued and outstanding as of that date.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as of November 5, 2004 there were 14,489,714 shares of Common Stock issued and outstanding. As of November 19, 2004, Xmark LP and Xmark Ltd beneficially own 872,027 shares of Common Stock.

          As of November 19, 2004, Xmark LP is the holder of (i) 430,975 shares of Common Stock of the Company, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 168,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase up to an aggregate of 53,666 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark LP Warrants", and together with the 2003 Xmark LP
Warrants, the "Xmark LP Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark LP Warrants. Xmark Ltd is the holder of (i) 441,052 shares of Common Stock, (ii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 252,000 shares of Common Stock at an exercise price of $6.50 per share (the "2003 Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrants, and (iii) warrants which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase up to an aggregate of 51,335 shares of Common Stock at an exercise price of $10.00 per share (the "2004 Xmark Ltd Warrants", and together with the 2003 Xmark Ltd Warrants, the "Xmark Ltd Warrants"), which exercise price is subject to adjustment as set forth in the 2004 Xmark Ltd Warrants.

          The 2003 Warrants and the 2004 Warrants each provide that in no event shall such warrants be exercisable for shares of Common Stock to the extent that the issuance of Common Stock thereunder would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 4.95% and 4.99%, respectively, of the Common Stock (the "Issuance Limitation"). The Issuance Limitation may not be waived. Thus, as of November 19, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 872,027 shares of Common Stock, or 6.0% of the Common Stock deemed issued and outstanding as of that date.

          The following table details the  transactions  since the filing of the
Schedule 13D and prior to the filing of this amendment, as of November 19, 2004, in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   I.  Xmark LP
                                   ------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

    9/21/2004                         2,556                     $6.20
    9/22/2004                         9,972                     $5.86
    9/23/2004                         4,089                     $5.92
    9/24/2004                         5,157                     $6.03
    9/27/2004                         5,213                     $5.79
    9/28/2004                         5,111                     $5.69
   10/12/2004                         1,532                     $5.26
   10/13/2004                         4,942                     $5.31
   10/19/2004                         4,942                     $5.32
   10/20/2004                         2,817                     $5.20
   10/21/2004                         4,942                     $5.20
   11/08/2004                         5,931                     $6.01
   11/12/2004                         2,471                     $5.80
   11/15/2004                           644                     $5.71
   11/16/2004                         4,942                     $5.69
   11/17/2004                         1,460                     $5.65
   11/19/2004                        11,960                     $5.97


                                     (Sales)


     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

                                      NONE

                                  II.  Xmark Ltd
                                  --------------

                                   (Purchases)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

    9/21/2004                         2,444                     $6.20
    9/22/2004                        10,228                     $5.86
    9/23/2004                         3,911                     $5.92
    9/24/2004                         4,933                     $6.03
    9/27/2004                         4,987                     $5.79
    9/28/2004                         4,889                     $5.69
   10/12/2004                         1,568                     $5.26
   10/13/2004                         5,058                     $5.31
   10/19/2004                         5,058                     $5.32
   10/20/2004                         2,883                     $5.20
   10/21/2004                         5,058                     $5.20
   11/08/2004                         6,069                     $6.01
   11/12/2004                         2,529                     $5.80
   11/15/2004                           656                     $5.71
   11/16/2004                         5,058                     $5.69
   11/17/2004                         1,495                     $5.65
   11/19/2004                        12,240                     $5.97


                                     (Sales)

     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

                                      NONE


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            December 14, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).